 

08005314

AM:SJV:STEX:08   October 10, 2008

<u>Securities and Exchange Commission</u>
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
<u>United States of America</u>
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

(stamp: RECEIVED 2008 OCT 10 P 12: 26 OFFICE OF INTERNATIONAL CORPORATE FINANCE)

Reg : Hindalco Industries Limited
        Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

<u>Sub : Compliance with Clause 49 of the Listing Agreement</u>

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter **30th SEPTEMBER, 2008.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

(stamp: PROCESSED OCT 15 2008 THOMSON REUTERS SUPPL)

HINDALCO INDUSTRIES LIMITED

Regd. & M.H. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

Hindalco Industries Ltd

Quarter ending on : 30ᵗʰ SEPTEMBER, 2008

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49I		
(A) Composition of Board	49 (IA)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors
(C) Other provisions as to Board and committee	49 (IC)	Yes	.
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted Indian subsidiary company. The company has adopted a practice of placing Board Minutes of unlisted subsidiary companies in the Board Meeting to be held for the purpose of approval of annual accounts.
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	The Company has adopted a practice of placing related party transaction in the Audit Committee Meeting to be held for the purpose of approval of annual accounts.
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49 (IV D)	Yes	The utilization of proceeds of Right Issue and Preferential Issue is placed before the Audit Committee on quarterly basis and it is also part of quarterly declaration of Financial Result.
(D) Remuneration of Directors	49(IVE)	NA	The Company has one executive Director and remuneration of executive director is approved by the Board of Director
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	CEO/CFO certificate is placed before the Board Meeting to be held for the purpose of approval of annual accounts and also be published in the Corporate Governance Report annexed to the Directors Report.
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 is published in the Annual Report.
VII Compliance	49(VII)	Yes	The Certificate obtained from the Statutory Auditors of the Company on compliance of the conditions of Corporate Governance is published in the Annual Report.

